 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED
(Exact name of the registrant as specified in its charter)

Bermuda	1-14542
(Jurisdiction of incorporation)	(Commission file number)

15/Fl. B, No. 77, Sec. 2
Dunhua South Road
Taipei, 106, Taiwan
Republic of China
(Address of principle executive offices)

Ivan Hsia
Tel: +886-2-27122558
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended_________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure:
This specialized disclosure report on Form SD is filed pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”) by Asia Pacific Wire & Cable Corporation Limited (the “Registrant”) for the calendar year ending December 31, 2023.
a.Country of Origin Inquiry: Registrant is a holding company, whose subsidiaries are engaged primarily in the manufacture and distribution of wire and cable products for the telecommunications and electric-power industries, and also manufacture and distribute electronic wire for applications in an array of electronic products. The electronic wire contains tin, which has been classified as a “conflict mineral” for purposes of the Rule.
Registrant conducted in good faith a due diligence and country of origin inquiry, reasonably designed to determine whether any of the tin originated in the Democratic Republic of the Congo or an adjoining country, or came from recycled or scrap sources. Registrant identified its suppliers of tin, or components or products which may contain tin, and reached out to those suppliers requesting information about the origin of such tin. Those suppliers confirmed to the Registrant that all tin sold and provided to the Registrant or its relevant operating subsidiaries during the reporting period was sourced from Thailand.
b.Determination: Based on its reasonable country of origin inquiry, the Registrant determined, and reasonably believes, that none of its products for the period covered by this report contained a “conflict mineral” originating from the Democratic Republic of the Congo or an adjoining country.
c.Internet Website: The information disclosed in this Form SD is publicly available on Registrants website at http://www.apwcc.com, by selecting “Investor Relations”, then “SEC Filings” and then selecting “View” for “All form groups”.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED By: /s/ Ivan Hsia____________
Name: Ivan Hsia Title: Chief Financial Officer
Date: May 10, 2024
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